SSYS Q2 2018 Earnings Script

SLIDE 1 & 2: TITLE SLIDES

SPEAKER: Operator

Good day, ladies and gentlemen. Welcome to today’s conference call to discuss Stratasys’ second quarter 2018 financial results.

My name is [INSERT], and I’m your operator for today’s call. [INSERT RELEVANT INSTRUCTIONS].

And now, I’d like to hand the call over to Yonah Lloyd, Vice President of Investor Relations for Stratasys. Mr. Lloyd, please go ahead.

SLIDE 3&4: FLS & NON-GAAP DISCLOSURE

SPEAKER: Yonah Lloyd

Good morning, everyone, and thank you for joining us to discuss our second quarter financial results. On the call with us today are Elan Jaglom, Interim CEO, David Reis, Vice-Chairman and head of our Board’s Oversight Committee, and Lilach Payorski, CFO of Stratasys.

I remind you that access to today's call, including the prepared slide presentation, is available online at the web address provided in our press release.

In addition, a replay of today's call, including access to the slide presentation, will also be available, and can be accessed through the investor section of our website.

Please note that some of the information you will hear during our discussion today will consist of forward-looking statements including, without limitation, those regarding revenue, gross margin, operating expenses, taxes and future business outlook. Actual results or trends could differ materially from our forecast. For more information, please refer to the risk factors discussed in Stratasys' annual report on Form 20-F for the 2017 year, filed with the SEC on February 28, 2018, and in our report on Form 6-K, along with the associated press release concerning our earnings for the 2nd quarter of 2018, which we are furnishing to the SEC today. Stratasys assumes no obligation to update any forward-looking statements or information which speak as of their respective dates.

As in previous quarters, today's call will include GAAP and non-GAAP financial measures. The non-GAAP financial measures should be read in combination with our GAAP metrics to evaluate our performance. Certain non-GAAP to GAAP reconciliations are provided in the table contained in our slide presentation and in today’s press release.

Now I would like to turn the call over to our Interim CEO, Elan Jaglom. Elan?

SLIDE 5: OPENING SUMMARY

SPEAKER: Elan Jaglom

Thank you Yonah.

Good morning everyone, and thank you for joining today’s call.

We are pleased with our second quarter results, which were in-line with expectations.

We observed a recovery in high-end system orders and a return to more typical ordering behavior for our key verticals of aerospace, automotive and government in North America after a slowdown in the first quarter.

Additionally, we are pleased with the improved growth in consumables and services revenues compared to the prior few quarters.

I will return later in the call to provide an update on our search for a new Chief Executive Officer, as well as other key developments, and David will provide more details regarding the highlights of the quarter, but first I will turn the call over to our CFO, Lilach Payorski, who will review the details of our financial results.

Lilach?

SLIDE 6&7: FINANCIAL RESULTS SUMMARY

SPEAKER: Lilach Payorski

Thank you, Elan, and good morning, everyone.

Total revenue in the second quarter was $170.2 million compared to $170.0 million for the same period last year.

GAAP operating loss for the second quarter was $1.9 million, compared to operating loss of $5.0 million for the same period last year.

Non-GAAP operating income for the second quarter was $10.6 million, compared to operating income of $11.1 million for the same period last year.

SLIDE 8: REVENUE

Product revenue in the second quarter was $118.4 million, a decrease of 2.2% compared to the same period last year.

Within product revenue, system revenue for the quarter decreased by 8.2% compared to the same period last year.

Consumables revenue increased by 4.8% compared to the same period last year, reflecting strong utilization of our installed base of systems.

Services revenue in the second quarter was $51.8 million, an increase of 5.8% compared to the same period last year, driven by high growth of customer support revenues and improved performance at Stratasys Direct Manufacturing.

Within services revenue, customer support revenue, which includes revenue generated mainly by maintenance contracts on our systems, increased by 9.6% compared to the same period last year, driven primarily by growth in our installed base of systems and improvement in our service contract attach rate.

SLIDE 9: GROSS MARGIN TRENDS

GAAP gross margin was 49.1% for the quarter, flat compared to the same period last year.

Non-GAAP gross margin decreased to 52.5% for the second quarter, compared to 53.0% for the same period last year, driven by product mix.

Non-GAAP product gross margin decreased to 59.6%, compared to 59.9% for the same period last year, also driven by product mix.

Non-GAAP services gross margin was 36.2%, flat compared to same period last year.

SLIDE 10: OPERATING EXPENSES & OPERATING INCOME

GAAP operating expenses decreased by 3.2% to $85.6 million for the second quarter, as compared to the same period last year.

Non-GAAP operating expenses decreased by 0.5% to $78.7 million for the second quarter as compared to the same period last year.

SLIDE 11: BALANCE SHEET SUMMARY & CASH FLOW FROM OPERATIONS

The Company generated $13.0 million cash from operations during the second quarter, as compared to $10.6 million of cash generated in the second quarter last year.

We ended the second quarter with $346.7 million in cash and cash equivalents, compared to $346.5 million at the end of the first quarter of 2018.

Inventory decreased to $117.0 million, compared to $120.1 million in first quarter of 2018.

Accounts receivable increased to $123.5 million, compared to $119.8 million as of the end of the first quarter of 2018, with Days Sales Outstanding, or DSO, on 12-month trailing revenue at 68.

SLIDE 12: FINANCIAL SUMMARY

To recap:

1.)	Revenue results were in-line with expectations, as we began to observe recovery in high-end systems sales in North America.
2.)	We are pleased with the ongoing revenue growth in consumables and services, which demonstrate the strength of the recurring revenue generated by our leading installed base.
3.)	We are committed to our ongoing investments in long-term initiatives to support our technological leadership and expand our addressable markets.
4.)	We continued our trend of positive cash generation from operating activities, and believe we maintain a healthy balance sheet, and are well prepared to take advantage of opportunities moving forward.
5.)	We are reaffirming the full year guidance that we issued earlier this year.

I would now like to turn the call back over to Elan.

SLIDE 13 & 14: CEO SEARCH UPDATE

Thank you, Lilach.

Having recently assumed the role of interim CEO, I would like to take a moment to thank our outgoing CEO, Ilan Levin, for his contributions over the 18 years that he spent with us, first at Objet, and then at Stratasys.

The Company’s Board of Directors has appointed an Oversight Committee to help support the management of the Company during the interim period, until a successor is appointed. The committee is comprised of the Company’s Vice Chairman of the Board, Executive Director and former CEO, David Reis, along with additional Directors Scott Crump, a previous Chairman and Founder, and Dov Ofer, previously a CEO in the printing industry with significant operational experience.

The Company’s Board of Directors has also established an Executive Search Committee, composed of myself and Victor Leventhal, the Chairman of our Compensation Committee, to help identify a new Chief Executive Officer.

We are in the midst of this process, and look forward to announcing a new CEO when we have completed the search.

I would now like to ask David to provide more detailed information regarding the results of the quarter, David?

SLIDE 15 & 16: REVIEW OF QUARTER

Thank you, Elan.

As Lilach noted, we were pleased with the performance of our high-end, production focused products in the second quarter, driven by North American customers in Government, Aerospace, and Automotive.

As we noted on the last call, we saw no change in the overall level of engagement in these verticals, and continue to see an increasing commitment to the adoption of additive manufacturing technology with these key customers.

In the second quarter, we made several announcements that showcase our continued leadership in additive manufacturing, including significant new product introductions at RAPID that we discussed on our last call.

We are pleased to share that initial interest in our new solutions has been strong, including multiple global installations of our F900 Pro and F900 Aircraft Interiors Certification Solutions, which delivers the performance and traceability required for producing flight-worthy parts using ULTEM 9085 and achieves the highest FDM repeatability, complete material-and-process traceability, and a robust statistical data set.

Additionally, we saw additional placements of J700 Dental 3D Printers at dental labs to produce clear aligners, addressing an application that has matured out of the qualification phase and now is characterized by incremental unit sales to customer installed bases and steady recurring revenue from consumables.

We are pleased with the market reaction to our recently announced products, and believe that looking forward, our technology roadmap and investment strategy will accelerate the development of programs to expand our addressable markets, including our new metal additive manufacturing platform, advanced composite materials, software and application development, as well as further advancements of our FDM and PolyJet technologies.

We believe that these efforts will continue to lead to the development of products that allow our customers to design and manufacture with confidence, and will ensure continued leadership for Stratasys as we drive adoption and growth through deeper customer engagements and partnerships.

I would now like to turn the call over to our VP of Investor Relations, Yonah Lloyd, who will provide you greater details on our 2018 financial guidance. Yonah?

SLIDE 17: REVENUE & EARNINGS GUIDANCE

SPEAKER: Yonah Lloyd

Thank you, David.

Our guidance for 2018 is as follows:

1.	Total revenue in the range of $670 to $700 million, with non-GAAP net income in the range of $16 to $27 million, or $0.30 to $0.50 per diluted share.
2.	GAAP net loss of $41 to $25 million, or ($0.75) to ($0.46) per diluted share.
3.	Non-GAAP operating margin of 4.5% to 6%.
4.	Capital expenditures projected at $30 to $40 million, reduced from previous guidance of $40 to $50 million.

Our guidance reflects increased investments in R&D, tools, materials, and additional resources aimed at expanding our addressable markets by accelerating our development efforts for the new metal additive manufacturing platform, further advancements based on our FDM and PolyJet technologies, and specific go-to-market initiatives in order to deepen our customer engagement.

We believe that this ramp-up of operating expenses as guided, will provide the basis for long term growth.

Non-GAAP earnings guidance excludes $32 to $34 million of projected amortization of intangible assets; $17 to $19 million of share-based compensation expense; and $7 to $9 million in reorganization and other related costs; and includes $4 to $5 million in tax expenses related to non-GAAP adjustments.

The estimated non-GAAP tax rate for 2018 is impacted by the ongoing non-cash valuation allowance on deferred tax assets that we expect to record throughout the year on U.S. losses.

Given the expected ongoing negative impact of not recording a tax benefit on U.S. tax losses on our net income, as well as significant quarter to quarter variability in our non-GAAP tax rate, the Company believes non-GAAP operating income would be the best measure of our performance in 2018.

Appropriate reconciliations between GAAP and non-GAAP financial measures are provided in a table at the end of our press release and slide presentation, with itemized detail concerning the non-GAAP financial measures.

Operator, please open the call for questions.

SLIDE 18: Q&A

SPEAKER: Elan Jaglom

Thank you for joining today’s call. We look forward to speaking with you again next quarter.

SLIDE 19: FINANCIAL RECONCILIATION TABLES